Rule 424(b)(3)
                                           Registration Statement
                                                    No. 333-21879

                        SUPPLEMENT NO. 1
                     DATED JANUARY 24, 1998
                        TO THE PROSPECTUS
                       DATED JUNE 2, 1997
                               OF

        ELECTRONIC RETAILING SYSTEMS INTERNATIONAL, INC.


     This Supplement No. 1 (the "Supplement") to the Prospectus (the "Prospectus") of Electronic Retailing Systems International, Inc., a Delaware corporation ("ERS" or the "Company"), relates to the offering from time to time by certain holders of 147,312 warrants (the "Warrants") to purchase an aggregate of 2,538,258 shares of common stock, $.01 par value (the "Common Stock"), of the Company, and to the shares of Common Stock issuable upon exercise of the Warrants (the "Warrant Shares"), and may also be used by the Company in connection with the issuance from time to time of the Warrant Shares. The following information supplements, and should be read in conjunction with, the Prospectus, and the documents incorporated by reference therein. Capitalized terms used herein and not defined in this Supplement are used as defined in the Prospectus.

     The purpose of this Supplement is to update the Prospectus and to provide certain information regarding the possible combination of ERS and Telepanel Systems, Inc., a company incorporated under the Canada Business Corporations Act ("Telepanel").

               PROPOSED COMBINATION WITH TELEPANEL

     General. On October 29, 1997, ERS and Telepanel executed a Combination Agreement dated such date (the "Combination Agreement"), which provides for the combination of ERS and Telepanel pursuant to a plan of arrangement under Canadian law (the "Arrangement"). The obligations of ERS and Telepanel to consummate the Arrangement are subject to the satisfaction or waiver, where permissible, of certain conditions set forth in the Combination Agreement, including obtaining approval of the stockholders of ERS and of Telepanel, the approval (without material condition or costs) of the plan of arrangement contemplated by the Combination Agreement by the Ontario Court of Justice (General Division) (the "Court"), the receipt of certain consents from the holders of debt of ERS and Telepanel and the receipt of certain accountants' letters relating to the qualification of the transaction (the "Transaction") for pooling-of-interests accounting treatment.

     Under the terms of the Transaction, Telepanel will be recapitalized and each common share, without par value
(collectively, the "Telepanel Common Shares"), of Telepanel will be exchanged for .5566 of an exchangeable share (a newly created class of shares) of Telepanel (collectively, the "Exchangeable Shares").
Each Exchangeable Share will entitle the holder thereof to dividend and other rights economically equivalent to those of one share of Common Stock and, through a voting trust, to vote at meetings of stockholders of ERS. The Exchangeable Shares will be exchangeable, at the option of the holder, for Common Stock, on a share-for-share basis. As a result of the Transaction, ERS will become the sole beneficial owner of the outstanding Telepanel Common Shares.

     Based on an exchange ratio (the "Exchange Ratio") of .5566 Exchangeable Shares for each Telepanel Common Share, ERS will ultimately be required to issue up to approximately 10,045,780 shares of Common Stock in exchange for all Exchangeable Shares issuable upon exchange of the currently outstanding Telepanel Common Shares. In addition, under the Combination Agreement, each option exercisable with respect to Telepanel Common Shares will, at the election of the holder, either be adjusted so as to constitute an option to purchase a number of Exchangeable Shares for each Telepanel Common Share subject to option determined by application of the Exchange Ratio, or be exchanged for an option to purchase the number of shares of ERS Common Stock determined in the same manner. Accordingly, ERS will be required to issue up to approximately 2,705,550 shares of Common Stock in respect of Exchangeable Shares so exchanged, and in respect of Exchangeable Shares issuable pursuant to outstanding options so adjusted, and pursuant to outstanding warrants and convertible securities of Telepanel, and exchanged for shares permitted to be issued by Telepanel prior to consummation of the Transaction. In the event that, prior to the effective date (the "Effective Date") of the Arrangement, Telepanel consummates specified additional financings through the issuance of convertible securities, the Exchange Ratio will be adjusted so as not to be less than .5166 Exchangeable Shares for each Telepanel Common Share.

     The Exchangeable Shares. The Exchangeable Shares will be exchangeable, at any time at the option of the holder, on a one-for-one basis for shares of Common Stock. Pursuant to a voting, support and exchange trust agreement (the "Trust Agreement") to be entered into on the Effective Date by ERS and Telepanel, a trustee (the "Trustee"), as holder of one share (the "Voting Share") of a class of newly-created special voting stock, $.01 par value, of ERS will be entitled to a number of votes on all matters on which holders of Common Stock are entitled to vote equal to the number of Exchangeable Shares outstanding from time to time that are not held by ERS or subsidiaries of ERS. By furnishing instructions to the Trustee, such holders of Exchangeable Shares will be able to exercise the same voting rights with respect to ERS as they would have after exchange of their Exchangeable Shares for Common Stock. Holders of Exchangeable Shares will also be entitled to receive dividends economically equivalent to any dividends paid on the Common Stock. The Trust Agreement will restrict ERS from paying dividends on the Common Stock unless equivalent dividends are paid on the Exchangeable Shares. Holders of Exchangeable Shares will also be entitled to participate in any liquidation of ERS on the same basis as holders of Common Stock.

     The Exchangeable Shares will, in effect, have no separate economic rights against or in Telepanel and will have no separate voting rights in Telepanel (other than certain limited class rights required under the Canada Business Corporation Act and the right to vote on any change in the fundamental terms of the shares themselves or the related terms in the Trust Agreement). In these cases, the voting rights are subject to automatic redemption upon the occurrence of the Automatic Redemption Date hereinafter identified.

     Exchange of Exchangeable Shares for Common Stock. Holders of the Exchangeable Shares will be entitled at any time following the effective time (the "Effective Time") of the Arrangement, upon delivery of a certificate representing Exchangeable Shares and a duly executed retraction request, to require Telepanel to redeem such Exchangeable Shares in exchange for an equivalent number of shares of Common Stock. However, Telepanel must deliver all such requests for redemption to ERS, whereupon ERS instead of Telepanel has the right to purchase the Exchangeable Shares that are the subject of the request for redemption in exchange for an equivalent number of shares of Common Stock. If this right is not exercised, Telepanel is required to effect the requested redemption.

     Mandatory Exchange of Exchangeable Shares for Common Stock.
On December 31, 2002, subject to acceleration in certain circumstances (the "Automatic Redemption Date"), the Exchangeable Shares are subject to automatic redemption by Telepanel in exchange for an equivalent number of shares of Common Stock. ERS has the overriding right, but not the obligation, to acquire the outstanding Exchangeable Shares in exchange for an equivalent number of shares of Common Stock on the last business day prior to the Automatic Redemption Date. In exercising such overriding right, ERS will not be required to purchase Exchangeable Shares from itself. If ERS exercises the overriding right, Telepanel's obligation to redeem the Exchangeable Shares on the Automatic Redemption Date will terminate.

     Termination. The Combination Agreement may be terminated prior to the Effective Date, whether before or after approval of the stockholders of ERS or Telepanel, in circumstances specified in the Combination Agreement, including (i) mutual agreement, (ii) breaches of representations, warranties or covenants by the other party which have a material adverse effect, (iii) failure of the stockholders of ERS or Telepanel to approve the Transaction, (iv) failure of the conditions precedent to closing to be satisfied by May 31, 1998 other than as a result of a breach by the terminating party, and (v) issuance of a final and nonappealable permanent injunction or other order preventing consummation of the Arrangement. Under certain circumstances, Telepanel may be required to cause the payment to ERS, or ERS may be required to cause the payment to Telepanel, of a termination fee equal to five percent of the value of Telepanel, depending on the circumstances of the termination.

     Management Following Consummation of the Arrangement. The Combination Agreement provides, in part, that the Board of Directors of ERS will be expanded, at the Effective Time, to consist of nine members, five of whom are currently directors of ERS, three of whom are currently directors of Telepanel and the remaining one of whom has been designated by both ERS and Telepanel. ERS has agreed that, during the period from the Effective Time until its second anniversary, ERS shall nominate and recommend such persons for re-election to the Board of Directors of ERS upon expiration of their terms. At the Effective Time, the principal executive authority of ERS will be exercised by a Corporate Executive Committee comprised of the Chairman of the Board and two Vice Chairmen of the Board of ERS, who will consist of Norton Garfinkle, currently Chairman of the Board of ERS, Bruce
F. Failing, Jr., currently Vice Chairman of the Board and Chief Executive Officer of ERS, and Christopher Skillen, currently President and Chief Executive Officer of Telepanel. Until the second anniversary of the Effective Time, the consent of two-thirds of the ERS Board of Directors will be required in order to appoint a principal executive officer of ERS or to authorize any fundamental change in the business of ERS and its subsidiaries, taken as a whole.

     Stock Exchange Listings. The Combination Agreement contemplates the listing of the Exchangeable Shares on the Toronto Stock Exchange, subject to the satisfaction of customary requirements. There is no current intention to list the Exchangeable Shares on any other stock exchange in Canada, the United States or any other jurisdiction. The Common Stock is traded on the over-the-counter market, with price quotations reported on The Nasdaq Stock Market, and on the Alternative Investment Market of the London Stock Exchange. There is no current intention to list the Common Stock on any other stock exchange in Canada, the United States or any other jurisdiction.

     ERS Charter Amendments. In connection with the approval of the Combination Agreement and the transactions contemplated by the Combination Agreement, stockholders of ERS will be asked to approve amendments to the certificate of incorporation of ERS that will become effective at the Effective Time, and will increase the number of authorized shares of Common Stock from 35,000,000 shares to 50,000,000 shares, and will create the Voting Share, to be issued to the Trustee, who will have a number of votes equal to the number of Exchangeable Shares which will be cast as instructed by the holders of Exchangeable Shares, respectively, pursuant to the Trust Agreement.

                   THIRD QUARTER 1997 RESULTS

     The following table contains selected statement of operations data for the nine-month periods ended September 30, 1996 and 1997, respectively, and selected balance sheet data at December 31, 1996 and September 30, 1997, respectively. The following information should be read in conjunction with the Company's Consolidated Financial Statements contained in the Prospectus.

                                             Nine Months Ended
                                                September 30,
                                            --------------------
                                              1996        1997
                                            --------    --------
                                           (Amounts in thousands,
                                            except per share data)
Consolidated Statement of
 Operations Data:

 Revenues................................   $   4,270   $   1,557
 Cost of goods sold......................       4,673       2,506
                                            ---------   ---------
 Gross profit (loss).....................        (403)       (949)
                                            ---------   ---------
 Operating Expenses:
  Selling, general and administrative....       5,112       8,843
  Research and development...............         786       1,736

  Depreciation and amortization..........         123         191
                                            ---------   ---------
     Total operating expenses............       6,021      10,770
                                            ---------   ---------
     Loss from operations................      (6,424)    (11,719)
                                            ---------   ---------
 Other income (expenses):
 Interest income.........................         179       3,771
    Interest expense.....................        (283)    (10,149)

     Total other income (expenses).......        (104)     (6,378)
                                            ---------   ---------
   Net loss..............................   $  (6,528)  $ (18,097)
                                            =========   =========
 Earnings (loss) per share:
  Weighted average common shares
   outstanding(1)........................      14,528      21,081
                                            =========   =========
 Net loss per common share...............   $   (0.47)  $   (0.86)
                                            =========   =========

<CAPTIONS>
                                          December 31,   September 30,
                                              1996           1997
                                          -------------  -------------
                                             (Amounts in thousands)

Consolidated Balance Sheet Data:

 Net working capital.....................   $  8,764    $ 94,649
 Total assets............................     12,260     104,249
 Long-term debt..........................      4,989     109,445
 Common stock purchase warrants.........         --        5,100
 Stockholders' equity (deficit).........       5,723     (11,758)

----------------
(1)  Does not reflect common share equivalents that are anti-dilutive.


Management's Discussion and Analysis of
 Financial Condition and Results of Operations

Results of Operations: Nine Months Ended September 30, 1997
  Compared to Nine Months Ended September 30, 1996

     Revenues. Revenues for the nine months ended September 30, 1997 were $1,557,000 compared to $4,270,000 in the corresponding period of 1996. ERS believes that the decrease in revenues in 1997 compared to 1996 reflects the decreased demand for ERS' previous generation product attendant to plans to introduce a new generation product designed to provide advantages in ease of installation, ease of use and lower cost of ownership.

     In the nine month period ended September 30, 1997, revenues were concentrated among four significant customers within the supermarket industry comprising 86% of total revenues. For the nine month period ended September 30, 1996, revenues were concentrated among two significant customers comprising 75% of total revenues. For the nine month periods ended September 30, 1997 and 1996 software license fees were $122,000 and $243,000, respectively, or 8% and 6% of total revenues. For the first nine months of 1997, maintenance revenues increased to $653,000 from $595,000 in the first nine months of 1996, notwithstanding a reduced customer base of the previous generation product in the third quarter of 1997.

     As of September 30, 1997, the ERS ShelfNet System was installed in 52 U.S. retail stores, including those owned by such leading supermarket chains as The Stop & Shop Supermarket Company,
H.E. Butt Grocery Co., Big Y Foods, Inc., Shaw's Supermarkets Inc.,
The Great Atlantic & Pacific Tea Company, Inc., and K Mart
Corporation, and one supermarket owned by the Overwaitea Food Group in Canada. Installations at September 30, 1997 reflect a reduced customer base compared to the prior quarter, resulting principally from the deinstallation of ERS' previous generation product from stores operated by The Vons Companies, Inc., following the acquisition of Vons earlier in the year.

     ERS anticipates that past patterns in revenues may not be indicative of future results of operations as ERS introduces its SayGo Plan, under which ERS will recognize revenues as monthly usage and other fees are billed to customers.

     Cost of goods sold. Cost of goods sold consists of the cost of hardware components of the ERS ShelfNet System, system installation costs, depreciation of tools and dies owned by ERS and utilized in the manufacturing of hardware components, amortization of capitalized product development costs, warranty and maintenance costs, freight and inventory obsolescence.

     In connection with introduction of the SayGo Plan, ERS will depreciate the cost of hardware components of its system over the shorter of their estimated useful lives or five years.

     Cost of goods sold decreased to $2,506,000 for the first nine months of 1997, from $4,673,000 in the first nine months of 1996. Warranty and maintenance expenses included in cost of goods sold decreased to $615,000 in the first nine months of 1997 from $718,000 in the first nine months of 1996, which included reductions in warranty costs. The gross loss (cost of goods sold in excess of revenues) in the first nine months of 1997 increased to 61% of total revenues from 9% in the 1996 corresponding period, reflecting reduced installation volumes.

     The increase in gross loss is primarily the result of ERS' transition to a new generation of wireless products. During this transition, ERS experienced high initial material costs and installation inefficiencies. Additionally, because of a reduction in product sales in the nine month period ended September 30, 1997, depreciation of manufacturing equipment and amortization of product development costs comprised a significant share of the cost of sales.

     ERS anticipates that system enhancements to be implemented in 1997 and 1998 will decrease future warranty and maintenance expenses per installation and, in the future, that the cost of goods sold will decrease as a percentage of revenues as a result of higher manufacturing volumes of its components and as the installation process is improved.

     Selling, General and Administrative. Selling, general and administrative costs consist of costs associated with selling and administrative staff, overhead, market research and development, and customer service personnel. For the first nine months of 1997 selling, general and administrative costs increased to $8,843,000 from $5,112,000 in the comparable 1996 period. These increases reflect efforts to expand ERS' organization in anticipation of sales growth. In addition, results for the nine month period include the effect of a special non-cash charge of $510,000 for the issuance of common stock purchase warrants.

     Research and Development. For the nine months ended September 30, 1997 research and development expenses were $1,736,000 compared to $786,000 for the corresponding period of the previous year. Such increases reflect expanded hardware engineering activities. Additionally, for the nine month period ended September 30, 1997 ERS capitalized $272,000 of product development software costs. In the comparable 1996 period $513,000 of such costs were capitalized. These product development costs are amortized over the shorter of the estimated useful life of the related software product or process or three years.

     Interest Income. For the nine months ended September 30, 1997 interest income increased to $3,771,000 from $179,000 in the corresponding period of the prior year, due to increased cash and cash equivalents available for investment, including the proceeds of the Private Placement.

     Interest Expense. For the first nine months of 1997 interest expense increased to $10,149,000 from $283,000 in the first nine months of 1996. Interest expense in 1997 and 1996 included interest on amounts borrowed from the CDA and additionally, in 1997, non-cash interest on the Notes. With the consummation of the Private Placement in January 1997, ERS commenced recording interest on an amount equal to the gross proceeds from the Private Placement plus prior recorded and unpaid interest at the annual rate of 13.25%. Additional expense is being recorded as a result of the amortization of the discount recorded on the Notes (for value attributed to the Warrants) and the amortization of costs of issuance.

     Income Taxes. ERS has incurred net losses since inception which have generated net operating loss carryforwards of approximately $52 million for federal and state income tax purposes, which are available to offset future taxable income and expire through the year 2012 for federal income tax purposes. In consideration of ERS' accumulated losses through September 30, 1997 and the uncertainty of its ability to utilize any future tax benefits resulting from these losses, the impact of this potential tax benefit has been eliminated in ERS' unaudited condensed consolidated financial statements.

Liquidity and Capital Resources

     As of September 30, 1997, ERS had net working capital of $94,649,000, reflecting cash and cash equivalents of $91,537,000, compared to net working capital of $8,764,000, reflecting cash and cash equivalents of $8,198,000 at December 31, 1996. The increase in net working capital and in cash and cash equivalents during 1997 resulted primarily from $95 million in net proceeds raised in the Private Placement.

     Net cash used in operations was $9,306,000 for the nine months ended September 30, 1997, compared to net cash of $6,327,000 used for operating activities for the nine months ended September 30, 1996. In the first nine months of 1997, the net loss of $18,097,000 included $9,871,000 of non-cash interest expense not used by operations. The net cash used in operations in the first nine months of 1996 was composed primarily of the net loss of $6,528,000.

     Cash used in investing activities totaled $2,053,000 for the nine months ended September 30, 1997, compared to $758,000 of cash used for investing activities for the nine months ended September 30, 1996. Investing activities included capital expenditures of $1,780,000 and $245,000 for the nine months ended September 30, 1997 and 1996, respectively. ERS also capitalized $272,000 and $513,000 in product development costs in the respective 1997 and 1996 periods.

     In addition to selling the ERS ShelfNet System to customers at a price generally in excess of $100,000 per store, under ERS' proposed SayGo Plan ERS will offer the system on a fee-based arrangement whereby ERS retains ownership of the system. As a result, ERS will have substantial cash requirements for manufacturing and carrying costs attendant to introduction of the SayGo Plan, which will not initially be covered by revenues calculated on the basis of usage fees paid by customers. Accordingly, ERS will require substantial funds in order to support the introduction of the SayGo Plan.

     To date, ERS has not generated positive cash flow from operations, and has historically funded its operations primarily through loans from its stockholders, the sale of interests in an affiliated partnership, the initial public offering of the Common Stock consummated in 1993, its arrangements with the CDA, the sale of Series A Preferred Stock, $1.00 par value, to ERS' principal stockholders and members of its Board of Directors and their affiliates, an offshore public offering and contemporaneous private placement of Common Stock in July 1996 and the Private Placement.

     Cash from financing activities provided $94,698,000 in first nine months of 1997, as a result of the Private Placement, compared to $13,526,000 in the first nine months of 1996. In addition, ERS borrowed the remaining $1,650,000 under its facility with the CDA during the 1996 period, and also completed an offshore public offering and contemporaneous private placement of Common Stock in exchange for aggregate proceeds of approximately $12 million.

     The aggregate of $5,000,000 principal amount of indebtedness to the CDA is repayable in August 1999 and is convertible to shares of Common Stock, at $3.00 plus the average market price of the Common Stock during the twelve months prior to conversion. In connection therewith, the CDA acquired five-year warrants to purchase 699,724 shares (as adjusted) of Common Stock, exercisable at an adjusted price calculated as $2.58 plus the average market price of the ERS Common Stock during the twelve months prior to exercise. Under its arrangements with the CDA, ERS will be obligated to comply with certain covenants (some of which remain in effect until August 2004), whether or not the indebtedness to the CDA has been repaid in full, or be subject to certain penalties including immediate repayment of the indebtedness to the CDA in full. In the event of specified changes in control of ERS coupled with prepayment of its note, ERS has rights to repurchase such warrants and shares at the fair market value thereof (calculated pursuant to such arrangements), and thereby, subject to the foregoing, extinguish such covenants. In all events (and notwithstanding any such repurchase), if ERS relocates outside of Connecticut before August 2004, all advances made by the CDA are subject to acceleration, together with a penalty of $250,000.

     In January 1997, ERS completed the private sale of 147,312 Units, consisting of $147,312,000 principal amount at maturity of the Old Notes and Warrants, which were sold to investors at a price aggregating $100 million ($95 million net proceeds to ERS). The Notes mature on February 1, 2004, with accrual of cash interest at the rate of 13.25% per annum commencing February 1, 2000, such interest payable thereafter on February 1 and August 1 of each year commencing August 1, 2000. The Notes may be called, at ERS' option, in whole or in part, at any time after February 1, 2001, and, upon specified change in control events, each holder has the right to require ERS to purchase its Notes, at specified prices.

     The indenture under which the Notes have been issued places limitations on operations and sales of assets by ERS or its subsidiaries, requires maintenance of certain financial ratios in order for ERS to incur additional indebtedness (subject to specified exceptions), requires the delivery by ERS' subsidiaries of guaranties if specified debt is subsequently incurred by such subsidiaries, and limits ERS' ability to pay cash dividends or make other distributions to the holders of its capital stock or to redeem such stock. The Warrants are exercisable through February 1, 2004 with respect to an aggregate of 2,538,258 shares of Common Stock at a per share price of $5.23.

     On October 29, 1997, ERS and Telepanel executed the Combination Agreement, which provides for the Arrangement. Under the terms of the Transaction, Telepanel will be recapitalized and each Telepanel Common Share will be exchanged for .5566 of an Exchangeable Share. Each Exchangeable Share will entitle the holder thereof to dividend and other rights economically equivalent to those of one share of Common Stock and, through a voting trust, to vote at meetings of stockholders of ERS. The Exchangeable Shares will be exchangeable, at the option of the holder, for Common Stock, on a share-for-share basis. As a result of the Transaction, ERS will become the sole beneficial owner of the outstanding Telepanel Common Shares.

     Based on the Exchange Ratio of .5566 Exchangeable Shares for each Telepanel Common Share, ERS will ultimately be required to issue up to approximately 10,045,780 shares of Common Stock in exchange for all Exchangeable Shares issuable upon exchange of the currently outstanding Telepanel Common Shares. In addition, ERS will be required to issue up to approximately 2,705,550 shares of Common Stock in respect of further Telepanel Common Shares issuable pursuant to outstanding options, warrants and convertible securities of Telepanel and shares permitted to be issued by
Telepanel prior to consummation of the Transaction.   In the event
that, prior to the Effective Date, Telepanel consummates certain additional financings through the issuance of convertible securities, The Exchange Ratio will be adjusted so as to not be less than .5166 Exchangeable Shares for each Telepanel Common Share.

     The obligations of ERS and Telepanel to consummate the Arrangement are subject to the satisfaction or waiver, where permissible, of certain conditions set forth in the Combination Agreement, including obtaining approval of the stockholders of ERS and of Telepanel, the approval (without material condition or costs) of the plan of arrangement contemplated by the Combination Agreement by the Court, the receipt of certain consents from the holders of debt of ERS and Telepanel, and the receipt of certain accountants' letters relating to the Transaction's qualification for pooling-of-interests accounting treatment.

     ERS will utilize the net proceeds from the Private Placement in connection with the anticipated expansion of its operations, including for manufacturing and carrying costs attendant to the SayGo Plan, and for general corporate purposes, including the funding of ERS' ongoing engineering and development efforts. ERS believes that the proceeds of the Private Placement, together with its other cash and cash equivalents, will be sufficient to meet ERS' currently anticipated operating and capital expenditure requirements for the foreseeable future.

     ERS continues actively to explore, evaluate and have discussions with respect to collaborative development projects and related arrangements, and ERS may consider additional transactions, consistent with the provisions of the Notes. Under the Combination Agreement, ERS and Telepanel agreed to use their respective best efforts to enter into an agreement, upon terms commercially reasonable to each, pursuant to which ERS would represent Telepanel in connection with the installation of Telepanel electronic labelling systems in the United States, containing reasonable provisions to address Telepanel's anticipated working capital needs until the earlier of closing or termination of the agreement. ERS has not reached any determination with respect to the size or nature of any other such transaction or whether any other such transaction will be undertaken, and there can be no assurance that any such transaction will be effected.

                          MISCELLANEOUS

     Since August 1997, ERS' headquarters have been located at 488 Main Avenue, Norwalk, Connecticut 06851-2500, where its telephone number is (203) 849-2500.